                          News
FOR IMMEDIATE RELEASE
Bank of Montreal to Redeem $250,000,000 8.80% Debentures, Series 18, due 2010
TORONTO, August 4, 2005 — Bank of Montreal will redeem all of its 8.80% Debentures Series 18, due 2010, on September 13, 2005.
The Debentures are redeemable at Bank of Montreal’s option on September 13, 2005 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the notes will cease to accrue from and after the redemption date.
Bank of Montreal cited the high yield, relative to current market rates, as the main reason for the redemption.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $292 billion as at April 30, 2005, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm BMO Bank of Montreal and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996 Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656 Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com